UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Summit Financial Group

(Name of Issuer)

Common

(Title of Class of Securities)

86606g

(CUSIP Number)

Teresa Ely,  Summit Financial Group  PO Box 179  Moorefield,  West Virginia  26836  Phone : 304-530-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 01, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Crites Patricia A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
489,240

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
331,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
516,540

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.73%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

The class of equity securities to which this Statement relates is the Common Stock, par value $2.50 per Share (The "Shares" or the "Common Stock"), of Summit Financial Group, Inc., a West Virginia corporation ("Summit"), whose principal executive office is at 300 North Main Street, Moorefield, WV 26836.

Item 2.	Identity and Background

(a)	Patricia A. Crites

(b)	PO Box 867 Airport Road Petersburg, WV 26847

(c)
Patricia A. Crites is a principal sharesholder and Secretary of Allegheny Wood Products, Inc., a company engaged in the hardwood manufacturing and sales business. Allegheny Wood Products, Inc. is located at PO Box 867, Airport Road, Petersburg, WV 26847.

(d)	During the last five years, Mrs. Crites has not been convicted in a criminal proceeding (excluding traffic violiations or similiar misdemeanors).

(e)
Mrs. Crites has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	United States

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for acquiring the Shares was personal funds of Mrs. Crites and her spouse. Some of the Shares were initially transferred to Mrs. Crites and her spouse by Allegheny Wood Products, Inc., a corporation owned solely by Mrs. Crites and her spouse.

Item 4.	Purpose of Transaction

On October 31, 2011, Mrs. Crites acquired jointly with her spouse 2,000 shares of Summit Financial Group, Inc.'s 8% Non-Cumulative Convertible Preferred Stock, Series 2011 (the "Series 2011 Preferred Stock"). As described more fully in Item 6, below, Mrs. Crites has the right to convert some or all of the Series 2011 Preferred Stock into a maximum of 250,000 shares of Summit Common Stock on March 1, 2012. The Series 2011 Preferred Stock does not have voting rights.

Mrs. Crites has purchased 2,000 shares of the Series 2011 Preferred Stock and has the right to convert some or all of the Series 2011 Preferred Stock she owns into a maximum of 250,000 shares of Summit Common Stock for investment purposes only. She has no intention of engaging in any plan or proposal which relates to or would result in any of the transactions described in Iem 4 (a)-(j).

(a)
Mrs. Crites does not any any present plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company.

(b)
Mrs. Crites does not have any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

(c)	Mrs. Crites does not have any present plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Company or any ot its subsidiaries.

(d)
Mrs. Crites does not have any present plans or proposals which relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any exitsting vacancies on the board.

(e)	Mrs. Crites does not have any present plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Company.

(f)	Mrs. Crites does not have any present plans or proposals which relate to or would result in any other material change in the Company's business or corporate structure.

(g)	Mrs. Crites does not have any present plans or proposals which relate to or would result in changes in the Company's charter, by-laws, or other instruments.

(h)
Mrs. Crites does not have any present plans or proposals which relate to or would result in corresponding Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)
Mrs. Crites does not have any present plans or proposals which relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j)	Mrs. Crites does not have any present plans or proposals which reate to or would result in any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
Mrs. Crites beneficially owns an aggregate of 516,540 Shares or 6.73% of Summit Stock. 250,000 of the Shares beneficially owned by Mrs. Crites arise from the right to convert some or all of 2,000 shares of the Series 2011 Preferred Stock into a maximum of 250,000 shares of Summit Common Stock. See Item 6 below.

(b)
Mrs. Crites has sole voting and dispositive power over none of the Shares. She shares voting and dispositive power over 331,000 of the Shares with her husband, John Crites, which includes 12,000 jointly owned shares and 69,000 shares held in six subtrusts created for the benefit of the Crites grandchildren for which Mrs. and Mr. Crites act as co-trustees as described in Item 6 below, and the maximum of 250,000 shares of Common Stock into which the Series 2011 Preferred Stock is convertible on March 1, 2012. Mrs. Crites disclaims and does not report beneficial ownership over 309,576 Shares over which Mr. Crites exercises sole voting and dispositive power, which includes 27,300 individually owned shares and 282,276 shares owned by The Patricia A. Crites 2010 Grantor Retained Annuity Trust, for which he is trustee.

John Crites is a citizen of the United States and is a principal shareholder and Chairman of Allegheny Wood Products, Inc. a company engaged in the hardwood manufacturing and sales business. Allegheny Wood Products, Inc. is located at P.O. Box 867, Airport Road, Petersburg, WV 26847.

Mrs. Crites also shares voting power over 158,240 of the Shares with her husband, John Crites, for the benefit of their grandchildren as described in Item 6 below.

During the last five years, Mrs. Crites has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mrs. Crites been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoinging future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Crites is a citizen of the United States.

(c)
On October 31, 2011, Mrs. Crites acquired 2,000 shares of the Series 2011 Preferred Stock. As described more fully in Item 6 below, Mrs. Crites has the right to convert some or all of these shares into a maximum of 250,000 shares of Summit Stock on March 1, 2012.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
10/31/2011	2000	500.00

(d)
Mrs. Crites’ spouse has the right to receive or the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 262,000 of the Shares jointly and beneficially owned by them, which includes 12,000 directly owned and the maximum of 250,000 shares of Common Stock into which the Series 2011 Preferred Stock is convertible on March 1, 2012. In his capacity as co-trustee of six of the eight subtrusts described in Item 6 below, Mr. Crites also has the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 69,000 of the Shares. The trustee of two of the subtrusts described in Item 6, below has the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 158,240 of the Shares

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 30, 2009, Summit Financial Group, Inc. issued subordinated debt in the amount of $5,000,000 to Allegheny Wood Products, Inc. Under the terms of the subordinated debt, Summit will pay the principal sum of $5,000,000 to Allegheny on March 31, 2019. Summit will pay interest on the subordinated debt at a rate of 10% per annum. The subordinated debt may be redeemed at Summit’s option on any interest payment date on or after April 1, 2014.

Mrs. Crites and her spouse transferred a total of 227,240 shares to eight subtrusts created to support the future health, maintenance, and education of their grandchildren. Mrs. Crites and her spouse are co-trustees for six of the eight subtrusts and have also retained the power to vote the shares of all Summit stock owned by the eight subtrusts, including the two subtrusts for which they are not acting as co-trustees.

On October 13, 2010 Mrs. Crites and her spouse transferred a total of 282,276 shares to The Patricia A. Crites 2010 Grantor Retained Annuity Trust for which Mr. Crites is the trustee.

On October 31, 2011 Mrs. and Mr. Crites purchased 2,000 shares of Summit Financial Group, Inc. 8% Non-Cumulative Convertible Preferred Stock, Series 2011. The Series 2011 Preferred Stock does not have voting rights. Under the terms of the Series 2011 Preferred Stock, Mrs. and Mr. Crites have the right to convert the Series 2011 Preferred Stock on any dividend payment date, at their option, into shares of Common Stock based on a conversion rate determined by dividing $500 by $4.00. The dividend payment dates are March 1, June 1, September 1 and December 1 of each year (each "Dividend Payment Date"). Mrs. and Mr. Crites will be deemed to have beneficial ownership of 250,000 shares of Summit Common Stock on the date that is sixty days prior to each Dividend Payment Date.

On or after June 1, 2014, the Company may at its option on any dividend payment date, convert some or all of the Series 2011 Preferred Stock into shares of Summit Common Stock at the then applicable conversion rate. Summit may exercise this conversion right if, for 20 trading days during the 30 consecutive trading dates immediately preceeding the date they give notice of conversion, the closing price of the Common Stock exceeds 135% of the greater of (i) $4.00 or (ii) the consolidated closing bid price of its Common Stock as quoted on the NASDAQ Capital Market immediately preceding the closing of the offering. Accordingly, on or after June 1, 2014, the Company may convert some or all of Mrs. and Mr. Crites shares into a maximum of 250,000 shares of Summit Common Stock.

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Summit Financial Group

January 10, 2012	By:	/s/ Patricia A. Crites

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)